Filed by Good Works Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Good Works Acquisition Corp.

(Commission File No. 001-39625)

Date: March 5, 2021

Good Works Acquisition Corp. Merger With Cipher Mining Technologies Inc.

Net Roadshow Investor Conference Transcript

March 5, 2021

CORPORATE PARTICIPANTS

Doug Wurth, Co-Chairman, Good Works Acquisition Corp.

Tyler Page, Chief Executive Officer, Cipher Mining Technologies Inc.

Ed Farrell, Chief Financial Officer, Cipher Mining Technologies Inc.

Mark J. Roberts:	Good morning ladies and gentlemen. Thank you for standing by and welcome to the Cipher Mining and Good Works Acquisition Corp Conference Call. We appreciate everyone joining us today.

Before we begin, I’d like to remind everyone on the call that the information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Good Works Acquisition Corp, and may be accessed on the SEC's website, including the exhibits thereto. In conjunction with today's discussion, please see the investor presentation furnished as Exhibit 99.2 in Good Works' Form 8-K, follow along, and carefully review the disclaimers included therein.

Please note that a Q&A session will not be conducted as part of today's presentation. Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecast including those set forth in Good Works Acquisition Corp Form 8-K filed today and the exhibits thereto.

For more information, please refer to the risks, uncertainties, and other factors discussed in Good Works Acquisition Corp's SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear; you should carefully consider the risks, uncertainties, and other factors discussed in Good Works Acquisition Corp's SEC filings; you should not place undue reliance on forward-looking statements which we assume no responsibility for updating.

Hosting today's call are Doug Wurth, Co-Chairman of Good Works Acquisition Corp; Tyler Page, Chief Executive Officer of Cipher Mining; and Ed Farrell, Chief Financial Officer of Cipher Mining.
And now, let me turn it over to Doug. Doug?
Doug Wurth:	Thank you; and hello, everyone. I'm Doug Wurth, Co-Chair of the Good Works Acquisition Corp; and representing my two partners, Fred Zeidman and Cary Grossman.

Collectively, we have many years of corporate finance and deal execution experience and have been active investors across private and public companies. While our backgrounds are perhaps typical for SPAC management teams, something a bit less standard, I suspect, is that the management team is donating half of its shares to nonprofit organizations due to the impact of COVID-19; hence our name "Good Works."

With respect to my own background, I had nearly a 20-year career at JP Morgan which culminated as CEO of Alternative Investments for Asset Management. Now, following JP Morgan, I continued my interest in private equity and made several investments into private companies, one of which was Standard Power of which I’m chairman, which in part, provides hosting services to bitcoin miners in Ohio. As such, I’ve had a front-row seat over the past several years when it comes to dealing with an emerging and very fragmented mining sector.

It was during this time that I had the opportunity to engage with Bitfury, and suffice to say that Bitfury stood head and shoulders above other actors in terms of experience, technology, service, and professionalism.

Once Good Works became public, we looked at various opportunities. And during this process, I reached out to Bitfury to assess their interest in engaging with us. Fortunately, Bitfury had already brought Tyler onto the team and had developed the idea of creating Cipher Mining to focus on US mining operations. This made the merger discussions quite efficient given our history, an agreement on the value of creating what would be the largest and most cost-efficient bitcoin mining operation in the United States.

So, why does Good Works like this transaction? Well, first, it is a constructive way to invest in the crypto space, giving investors an attractive asymmetric return profile by offering greater downside protection than pure currency exposure. Second, we value Bitfury with its experience of putting 500 MW to work globally, its reputation for innovation, providing efficient servers with leading-edge chips, having highly-regarded operating services, and importantly, conducting business with a high degree of transparency and professionalism.

Third, Good Works values the work Cipher Mining has already done in securing four attractive power sites and power purchase agreements, along with the cornerstone agreements it has with Bitfury around the supply of equipment and services that offers first-in-line access to servers, most favored nations pricing provisions, and a non-compete in the United States.

Fourth, we believe that investors in Cipher Mining will greatly benefit from Cipher Mining becoming a public US company, including such important attributes as financial transparency, capital markets access, and the contract protections afforded by the US legal system with respect to its agreements with its key counterparties.

Good Works is confident in Cipher Mining's management team and its experience, strategic vision, and accomplishments made to date. The team is ready to execute its plan and to create value for its shareholders.

But before I turn it over to Tyler, let me just give a brief summary of the transaction.

Cipher Mining will have a $2 billion enterprise value at $10 per share; the valuation is based upon conservative estimates of the future price of bitcoin, where we have modeled the price to go from $25,000 to $50,000 over the next five years. The implied multiples based on 2023 EBITDA and free cash flow numbers are therefore very attractive. Cipher Mining's post money valuation will be approximately $2.5 billion, with $501 million of primary funds through the SPAC and PIPE cash proceeds, along with Bitfury investing $50 million into the PIPE through an equipment discount.

Cipher Mining, importantly, will have no debt. Cipher Mining will be the majority owner with just over 72 percent of the company, with the PIPE investors at 13 percent; and Good Works and its founders at 7.5 percent. Cipher Mining and Bitfury shareholders will be subject to a two-year lockup and Good Works will retain one of seven board seats.

So, thank you again. We are truly excited about this transaction; I will now pass it over to Tyler Page, CEO of Cipher Mining.
Tyler Page:

Thank you, Doug. Good morning, everyone. This is Tyler Page, the Chief Executive Officer of Cipher Mining. Thank you for joining us today. I’m very excited about the opportunity we've got at Cipher Mining; before we jump into the story, let me give some quick professional background on myself.

I’ve spent over 20 years in fintech and financial services in a variety of roles; most recently, I was Head of Business Development at Bitfury. Prior to that, I was a Day 1 employee, as well as a member of the management committee at a firm called the New York Digital Investment Group, NYDIG. And so, I have spent the last four years of my career solely focused on crypto and increased institutional adoption of bitcoin as an asset. I think the best opportunity I’ve seen is here at Cipher Mining, and I can't wait to tell you about it.

Before I do, let me introduce Ed Farrell, our Chief Financial Officer. Ed?
Ed Farrell:

Good morning, everyone. I'm Ed Farrell, CFO of Cipher Mining. Let me give you my background. I have over 30 years in the financial services industry, most recently at the publicly traded investment advisor, AllianceBernstein. There, I held several senior financial roles including CFO. Prior to AB, I spent nearly a decade at Nomura Securities, and before that at, at Salomon Brothers and PriceWaterhouse.

In addition to my operating experience, I also serve on the board of directors of Arbor Realty Trust, a publicly-traded REIT. There, I am a member of both the audits and corporate governance committees. I’m really excited about being a member of the Cipher Mining team and look forward to applying my experience as both a public company officer and board member to Cipher Mining and all stakeholders. Thank you.

Tyler Page:

Thanks, Ed. So, let's talk some more about what we're going to do at Cipher Mining. So, Bitfury is creating Cipher Mining, a new bitcoin mining champion; we plan to build the largest global bitcoin mining operation with 745 MW of data centers dedicated to bitcoin mining by the end of year 2025. That will give us significant scale versus the competition; we forecast that these data centers will produce a hash rate that will equal 9 percent of the global bitcoin network hash rate.

The keys to making this successful will be our low-cost power purchase agreements, where we have contracted an electricity price at an average of ¢2.7/kWh across our portfolio and partnering with Bitfury to provide best-in-class mining technology and infrastructure, both on the equipment side and the deployment services side. Bitfury has created seven generations of ASIC chips and has an eighth-generation coming out that we will have unique access to at a very low price; and they have deployed over 500 MW of data centers globally, and we will be leveraging that expertise.

So, what does that give us? It gives us a business with expected steady cash flows generated via the bitcoin rewards and transaction fees that we will be collecting; and by 2025, we forecast to make over 21,000 bitcoin per annum.

Let me give us some background on Bitfury. Bitfury's been around ten years; it's recognized as a global leader in the blockchain sector, it has produced over seven generations of semiconductor chips, and deployed over 500 MW of data centers globally. Specifically, it has stood up to seven data centers in five different countries and mined over 600,000 bitcoins since inception.

Over the years, it has expanded into other tangential businesses and software, and data center technology, and we will be leveraging all those key experiences as we build out the portfolio at Cipher Mining.

So, based on this transaction, Cipher Mining will begin its initial build-out of four sites: three in Texas and one in Ohio, comprising 445 MW initially. Our first data centers will come online before the end of the year 2021, and we will complete the 445 MW build-out by the end of 2022. Then, from ongoing operations, we plan to expand our operations by 100 MW per annum in Years '23, '24 and '25, and we plan to fund all of that out of our ongoing operations; we plan for no further capital raises at this point.

We're going to leverage key partnerships to drive industry-leading execution. Specifically, from Bitfury, we will have preferred access to their next-gen equipment; they plan to deploy en-masse production a 5 nm chips powering their servers later this year; with regards to those machines, Cipher Mining will have first-in-line access to all supply and will have Most Favored Nation pricing. In an industry that is often challenged with the supply chain, we think this will be a significant competitive advantage and being vertically integrated up the supply chain is something that clearly distinguishes us from the rest of the competition.

In addition to that, Bitfury has expertise managing their own supply chain and has secured assurances up to the foundry level that they will be able to deliver the servers we need.
On the power side, we leverage several key power arrangements, those arrangements are five years-plus in duration and again, the average price is 2.7 cents per kWh.

So, let's talk about the business model overview real quick. We will use the capital from this transaction to build out our data centers and purchase mining equipment; and then on an ongoing basis, we will purchase electricity to power. Those data centers will produce a hash rate, and we will contribute that hash rate to the bitcoin network. The bitcoin network is a decentralized ledger that keeps track of value storage and transmission, and relies on miners like Cipher Mining to keep the network alive; we provide the vital infrastructure that makes the network work.

In exchange for contributing our compute power to supporting the network, we are paid bitcoin, paid via two revenue streams: one revenue stream is through the bitcoin reward that is programmed into the bitcoin software; and the second fee stream is in transaction fees that we get paid to settle transactions across the network. Bitcoin has seen increasing acceptance among institutions over the last few months, and I’d note that this isn't just from cutting-edge technology companies, but you're now starting to see broad adoption from some of the most traditional names in financial services, and there are very exciting predictions for potential growth of the future price. We are big believers in bitcoin and supporting the network is what our mission is at Cipher Mining.

The dynamics of bitcoin are such that it has a fixed supply that gets released over time; and with that growing demand primarily driven by institutions recently, we've seen increased prices recently. So, what does that mean for a mining company? It creates a massive bitcoin mining opportunity. At the bottom of Slide 13, you can see our estimated forward projections for what the total mining revenue streams will be out in 2025, based on some price path assumptions we have built for the path of bitcoin prices.

On the left envisions a future where bitcoin goes from $25,000 to $50,000 over the course of five years, resulting in a $13 billion total addressable market for mining revenue in 2025; and on the right-hand side tracking closer to where we are today thus far, you see a price path of bitcoin growing from $25,000 to $100,000 in five years. In such a scenario, we would envision a $25 billion total addressable market for minor revenues and so when we produce estimates of what our share of the total network hash rate will be in 2025, we are projecting what our share of this total addressable revenue pool will be.

So, again, the investment highlights for Cipher Mining, we are creating a US bitcoin mining champion with a planned build-out of 745 MW of data centers over five years; while we do that, we will be leveraging our strong position on the global cost curve at ¢2.7/kWh; we're getting three key relationship advantages from our parent company Bitfury; specifically, we will be leveraging their technology leadership in ASIC chip development, we will be leveraging their supply chain management, and we will be leveraging their data center deployment expertise.

Also, I’d mention as we go along in the journey for Cipher Mining and build out our data centers and produce a very large inventory with bitcoin, we also believe there will be strategic adjacencies that present compelling long-term opportunities for Cipher Mining to work with partnerships across fintech, financial services, and the bitcoin ecosystem broadly.

To give a sense of the mining capacity of the largest bitcoin miners, we have, on Page 15, listed the competitive landscape from a publicly listed company perspective. I think it's important to note that in our initial two-year plan, we will build out 445 MW of total capacity, and over our five-year plan, 745. But we actually have a line of sight to 1.135 GW with our current power providers and so it is our hope that we will continue to build out this portfolio, and believe we have the greatest potential for expansion in the space.

I note that all of our data centers are located in the US and we are a US company; we do think that the industrial champion for bitcoin mining should be based in the United States and leverage the strong regulatory environment and rule of contract.

On Slide 16, you can see where Cipher Mining sits on the global cost curve for electricity. This is important to understand as electricity represents over 80 percent of our expected OpEx; and so, if you can lock in a cheap cost of power, this drives the ability to be the low-cost producer of bitcoin from a mining perspective--particularly when you power computers that are best in class and that are contributing hash rate to the network.

Bitfury has a long history of developing high performance chips and servers with proven demand response features and also as a leader in tangential technologies like immersion cooling. We will take advantage of our unique economic relationship as well as contractual relationship with Bitfury, and we look forward to using their equipment in our data centers.

Their eighth-generation ASIC chip will be in mass production later this year; it is a 5nm chip referred to as the NIVEN chip. Bitfury has an anticipated deployment timeline of the NIVEN chip as shown on Slide 19. They plan to tape out this month; later this year, they will be in mass production and we hope to have these servers to power all of our data centers beginning later this year. In addition to these plans, I would note they have actively managed their relationships and have a high degree of confidence that, at the foundry level, they will have adequate supply to fulfill all of our orders.

Bitfury has a unique track record of execution in data centers; they have a large team of engineers and they have prolific experience in deploying large data centers--as I mentioned, seven data centers in five different countries in the past; they will be acting as engineering procurement and construction management leader on our projects, and we have engaged them at a very, very low cost to provide these services. Slide 21 shows their track record of data center deployment over time.

And lastly, let me talk about some of the opportunities that we believe will present themselves to Cipher Mining in the future. If you move forward in our plans, we will be one of the largest producers of bitcoin in the world; those bitcoins will be freshly minted and never been transacted, and they will have never left the US regulatory system. We think that makes our inventory particularly attractive for potential partnership opportunities ranging from everything as simple as loading out our inventory to enhance the yield, to partnering with fintech or financial services firms to produce strategic partners and asset management products.

I’d also note that as the space continues to evolve, we expect larger investors to be more interested in the space, and there are probably further opportunities in the future to drive efficiencies out of the funding model to build data centers and perform services like mining as a service.

None of these factors are built into our base case model that we showed today, but we do think that there will be interesting opportunities in the future.

Let's talk a little bit about our expected timeline for build-out. On Slide 24, you can see our expected timeline for build-out across our four initial sites; we do expect to have our first two data centers up and running in 2021, and we will complete the initial build-out of 445 MW by the end of 2022. This build-out will result in an estimated 14.8 exahash per second of hash rate; and then going forward, as I mentioned, we plan to deploy an additional 100 MW per annum in each of years 2023, 2024, and 2025 resulting in our total estimate for five years of 745 MW deployed creating 39.8 exahash per second.

This business produces tremendous resilience against drops in the bitcoin price; and this, to me, is what is most exciting about bitcoin mining as a business. If you can ensure that you have a reasonable cost of power and that you have best-in-class machines, and that you have very reliable deployment operations and maintenance services, then you can be the low-cost producer of bitcoin; and that provides additional advantages in bitcoin mining versus other commodities, production type businesses, because not only does that mean that you can continue to operate when it becomes less profitable for operations if the bitcoin price drops and your competitors have to shut off their machines, in the case of bitcoin mining, there's an additional factor that if you keep running in those periods, you can grab market share from the competition. And let's talk about how that works on Slide 25.

On the right-hand side of this slide, we show four potential price paths that we will talk about when we get to the financials. So, we have taken, as our base case, as we mentioned, that bitcoin starts at $25,000 and grows to $50,000 over five years. In addition to that, we've added three other scenarios to illustrate the strength of our model and downside in flat scenarios. So, on the left-hand side in the upper right, we've got an estimate where bitcoin starts at $25,000 and drops to $12,500 per bitcoin over the course of five years, a scenario where it's flat at $25,000; our base case $25,000 to $50,000 for bitcoin; and then on the right, the more bullish case, we're showing which is, again, as I mentioned tracking closer to reality, these $25 to $100,000 over five years.

And in each of these bars at the top, you'll see our estimate for future total network hash rate given that price path. What this means is that as prices of bitcoin go higher, the mining business becomes more attractive and we would expect more mining activity to enter the space, resulting in more compute power being dedicated to the network overall, and a higher network hash rate which is represented by the numbers on top of these bars.

In the light blue shaded area of each bar, you can see Cipher Mining's contribution to the total network hash rate; and you'll see in the scenarios that are more negative, we have a larger share of the network hash rate overall. This is, again, due to our lower cost structure, it is still profitable for us to mine even if bitcoin drops a tremendous amount. And what does that mean? If you look at the bottom of the screen on the right, you see our estimated monthly quantity of bitcoin reward received in each of those price scenarios; and so, if the bitcoin price drops, not only do we have more resilience because we can keep mining while other higher-cost miners need to shut off their machines, we will actually produce more bitcoin in those scenarios. And so, what that means is on a dollar basis, we are very resilient against the bitcoin price overall.

I think this is the real opportunity in investing in a mining business, particularly right now given market conditions; and this really from an investor's perspective, can produce an asymmetric risk-return profile versus investing in bitcoin directly.

With that, I’d like to reintroduce Ed and hand it off to him to walk you through some of our financials.
Ed Farrell:

Thank you, Tyler. Let's start with some highlights. First, we intend to scale the operations to 745 MW; and over the five-year period, you'll see our bitcoin production will increase with 21,000 bitcoins expected, by 2025, per annum. We expect to have positive EBITDA in the fourth quarter of 2021 and positive cash flow by the first quarter of 2022. Our expected EBITDA margin will be 71 percent, and our free cash conversion ratio will be 58 percent by 2023. As a scaled miner with low operating costs, our business model will be resilient to downward moves in the bitcoin price. Our operating model will be lean with low management overhead.

These graphs present a picture of a few key performance indicators. The financials assume a conservative base case assumption on the price of bitcoin going from $25,000 to $50,000 over five years. The upper left graph, this is our anticipated bitcoin mine; this output is what we expect to generate from our data centers. Each year, our plan will bring more than 100 MW online which results in an upward trend in 2025, where we expect to mine over 21,000 bitcoin.

The upper-right graph will measure how we are executing our plan. The bar graph shows our plan to build out 745 MW over five years; the line above shows the amount of hash rates that will be generated each year. The lower left illustrates our cost to acquire bitcoin; this highlights that our cost structure will enable us to mine at a significant discount to market price. As Tyler referenced earlier, Cipher Mining, as a low-cost miner, will be protected if the price of bitcoin drops. The reason is that the higher-cost structured miners will cease their production, enabling us to increase our market share by contributing more hash rates to the network. And the last KPI on the lower right highlights the outside margins that this business will yield that will be sustainable as we scale upward.

Here are a couple financial projections, again, based on our base case. Here are our revenues and gross profit on the left; and as you can see, consistently scaling upward and to the right. On the right side, you can see our forecasted EBITDA, CapEx, and free cash flow conversion. Let me point you to the year 2023, which will be the year we're in full production after the initial build-out. As you can see, we plan to have $465 million in EBITDA, $194 million in CapEx relating to building out the additional 100 MW. You can see that we still have a significant amount of extra cash that we can dedicate to further deploy to our data center.

Here is the quarter-by-quarter look at those same numbers. You can see on a cash flow basis, we break even in the second quarter of 2022, and on a cumulative cash flow basis, we recoup our investment in the second quarter of 2024. You will notice that around the same time, a kink in the EBITDA trend. This is related to the projected block reward halving. After that event, due to our scale and favorable cost structure relative to other higher-cost structured competitors who may need to scale back their operations, Cipher Mining will continue to deliver strong EBITDA and free cash flow in the outer years of our plan. Let me say it again: this assumes our base case scenario with the price of bitcoin starting at $25,000 and going to $50,000 over five years.

Let us look at some bitcoin price sensitivities. This slide shows four key metrics: revenue, gross profit, EBITDA, and free cash flow assuming four different price scenarios over five years. The shaded row in each box is our base case scenario and you can see the results year over year. You can see the more negative view with the price of bitcoin falling 50 percent remaining flat for five years. You can see that we are still profitable even in those negative price scenarios. And then there is the one that, at the time, we ran a model we viewed to be most bullish may be the one tracking closest today and that is the bottom row where the price of bitcoin rises to $100,000 over five years. You can see that those numbers are extraordinary.

Regardless of the price scenario, this highlights that as we execute our plan, the financial results get even more compelling. This slide emphasizes Cipher Mining's potential to outperform a direct investment in bitcoin; here we are comparing the return of an investment in Cipher Mining versus a bitcoin investment over five years in our base case and down scenario. Again, this points to the asymmetric risk-return that Tyler referenced earlier. This slide will again illustrate the strong returns of our business model. The ROI in this business improves year over year as we become more efficient as we bring on new servers. The table at the bottom shows the ROI of our planned investments broken out year by year.

So, these are the graphs of our annual performance of the money invested in all three years presented; and as you can see in both price scenarios, they're both very high and the ROI improves year by year. Again, the free cash that we generate will enable us to be opportunistic as we grow the business.

In summary, the financial results of this business are not only incredible, but are sustainable. Thank you.
Tyler Page:

Thanks, Ed. So, in summary, we are creating a US bitcoin mining champion with Cipher Mining; it has a strong position on the global cost curve; it has a unique partnership relationship with Bitfury providing equipment and services; and it has many compelling strategic adjacencies over the long term.

We look forward to getting to know you all and look forward to building out Cipher Mining.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed transaction, Cipher Mining Technologies Inc. (“Cipher Mining”) will become the wholly-owned subsidiary of Good Works Acquisition Corp. (“Good Works”) and Good Works will be renamed Cipher Mining Inc. as of the closing of the proposed transaction. Good Works is expected to file a registration statement on Form S-4 (the “Form S-4”) with the SEC that will include a proxy statement and prospectus of Good Works and an information statement of Cipher Mining. Good Works and Cipher Mining urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Cipher Mining, Good Works and the proposed transaction. Such persons can also read Good Works’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for a description of the security holdings of Good Works’ officers and directors and their respective interests as security holders in the consummation of the proposed transaction. When available, the definitive proxy statement/prospectus will be mailed to Good Works’ stockholders. Stockholders will also be able to obtain copies of such documents and all other relevant documents filed or that will be filed with the SEC by Good Works, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Good Works Acquisition Corp. 4265 San Felipe, Suite 603, Houston, TX 77027, attention: Cary Grossman. Before making any voting decision, investors and security holders of Good Works and Cipher Mining are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Participants in the Solicitation

Good Works, Cipher Mining and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Good Works’ stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Good Works’ directors and executive officers in Good Works’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Good Works’ stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available. Information concerning the interests of Good Works’ participants in the solicitation, which may, in some cases, be different than those of Good Works Acquisition Corp.’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

About Cipher

Cipher will be established as an industrial-scale Bitcoin mining company dedicated to expanding and strengthening the Bitcoin network’s critical infrastructure. Our goal is to be the leading Bitcoin mining company in the United States. We expect that the operations at our four initial planned data centers in Ohio and Texas will enable the Bitcoin network to continue to operate and flourish. Through our business model, Cipher expects to operate powerful computers that mine Bitcoin and validate transactions on the Bitcoin network.  We believe Cipher will leverage our best-in-class technology, market-leading power purchase arrangements, and a seasoned, dedicated senior management team to become the market leader in Bitcoin mining.

About Good Works

Good Works is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.  The Good Works name reflects the fact that its management and directors donated half of their founder shares to charitable organizations in light of the impact that COVID-19 has had on the ability of non-profits to generate contributions and revenues. The Company’s management team consists of Messrs. Fred Zeidman, CEO and Co-Chairman, Douglas Wurth, Co-Chairman, and Cary Grossman, President.  I-B Good Works, LLC, an affiliate of I-Bankers Securities is the sponsor of Good Works. Good Works is a publicly-traded special purpose acquisition company, or SPAC, with approximately $170 million in trust. Management of Good Works has deep experience in private equity investing, corporate finance and executive level management in a number of industries. In addition, they have experience in Bitcoin mining through involvement in a Power Hosting Company and have extensive experience in SPAC mergers and board governance of public and private companies.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Good Works and Cipher Mining, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Cipher Mining and the markets in which Cipher Mining operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Good Works’ or Cipher Mining’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “positions,” “enables” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Good Works’ securities; (ii) the risk that the proposed business combination may not be completed by Good Works’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Good Works; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the stockholders of Good Works, the satisfaction of the minimum trust account amount following redemptions by Good Works’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Cipher Mining’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Cipher Mining and potential difficulties in Cipher Mining employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Good Works or Cipher Mining related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Good Works’ securities on the NASDAQ; (viii) the price of Good Works’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Cipher Mining plans to operate, variations in performance across competitors, changes in laws and regulations affecting Cipher Mining’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Good Works’ final proxy statement/information statement/prospectus contained in the Form S-4 registration statement described below, including those under “Risk Factors” therein, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Good Works from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Good Works and Cipher Mining assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Good Works nor Cipher Mining gives any assurance that either Good Works or Cipher Mining will achieve its expectations.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Good Works, Cipher Mining or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts:

Good Works Acquisition Corp.:

Contact:

Cary Grossman

713-204-3873

cgrossman@shorelinecapitaladvisors.com

Cipher Mining

Mark Roberts

Blueshirt Capital Advisors

investors@ciphermining.com

Cipher Mining Media Contact:

Ryan Dicovitsky

Dukas Linden Public Relations

908-907-7703

CipherMining@DLPR.com